

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2016

Mail Stop 4546

<u>Via Email</u>
Thomas D. Miller
Chief Executive Officer
Quorum Health Corporation
4000 Meridian Boulevard
Franklin, Tennessee 37067

> **Re: Quorum Health Corporation**
> **Form 10**
> **Filed September 4, 2015**
> **File No. 001-37550**

Dear Mr. Miller:

    We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Suzanne Hayes

                                        Suzanne Hayes
                                        Assistant Director
                                        Office of Healthcare and Insurance